Filed by Leggett & Platt, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leggett & Platt, Incorporated

Commission File No.: 001-07845

Leggett & Platt, Incorporated made available the following supplemental equity award treatment information to its employees that hold relevant equity awards on April 14, 2026, in connection with the announcement of Leggett & Platt’s agreement to be acquired by Somnigroup

LTI Communication:

Our records indicate you have previously received a Long-term Incentive Award consisting of Restricted Stock Units (RSUs) and Performance Stock Units (PSUs). Below is a brief update on the anticipated treatment of your outstanding LTI awards in connection with yesterday’s announcement regarding the Somnigroup acquisition agreement.

•	There are no changes to your RSUs and PSUs that vest prior to the completion of the Somnigroup transaction.

•

If you hold a Leggett RSU, your award will be assumed and converted into a Somnigroup RSU award, with the same terms and conditions of your original award following the completion of the Somnigroup transaction.

•	The number of Somnigroup shares subject to the converted RSU award will be equal to the Leggett shares subject to your original award, multiplied by the exchange ratio.

•

If you hold a Leggett Performance Stock Unit award and the performance period ends before the transaction closes, you will have a right to receive Somnigroup shares equal to the number of Leggett shares earned under the award based on actual performance, multiplied by the exchange ratio.

•

If you hold a Leggett Performance Stock Unit award and the performance period has not ended before the transaction closes, your award will be assumed and converted into a Somnigroup Restricted Stock Unit award, with the same terms and conditions of your original award, except that the Somnigroup award will not be subject to performance conditions. Performance will be deemed achieved at maximum, and the number of Somnigroup shares subject to the converted award will be equal to 200% of the target number of Leggett shares subject to your original award, multiplied by the exchange ratio.

•	In 2027, we intend to grant Leggett Restricted Stock Unit awards in lieu of Leggett Performance Stock Unit awards.

Please reach out to [insert email] with any additional questions regarding your LTI awards.

Executive Stock Unit Plan Communication:

Our records indicate you have a current account balance in the Executive Stock Unit (ESU) Plan. Below is a brief update on the anticipated treatment of the ESU Plan in connection with yesterday’s announcement regarding the Somnigroup acquisition agreement.

•	The program will continue to operate as is, up through the completion of the Somnigroup transaction.

•

If you are a current participant, your existing 2026 ESU deferral elections will remain in effect for 2026. If the transaction does not close prior to 2027, you will be eligible to make a deferral election with respect to the 2027 calendar year under the ESU Plan.

•

You will continue to have the ability to rebalance your diversified investments in the ESU Plan, up through the completion of the Somnigroup transaction. Somnigroup will create a new menu of diversified investment options that will apply after closing.

•

Once the transaction is final, the value of your LEG stock unit account will be converted into a fixed dollar amount based on the average closing price of Leggett shares for the five trading days immediately prior to the closing date. That amount will be deemed reinvested in one or more diversified cash investment options determined by Somnigroup. You will have an opportunity to provide directions on the deemed reinvestment of your LEG stock unit account prior to the closing of the transaction.

•	Your existing ESU distribution election(s) will remain in place.

•	Your ESU account details will continue to be accessed at www.Principal.com.

•	It’s important to remember that until the transaction is completed, the ESU Plan will continue to operate as normal.

Please reach out to [insert email] with any additional questions regarding the ESU Plan.

Deferred Compensation Plan Communication:

Our records indicate you have a current account balance in the Deferred Compensation Plan. Below is a brief update on the anticipated treatment of the Deferred Compensation Plan in connection with yesterday’s announcement regarding the Somnigroup acquisition agreement.

•	The program will continue to operate as is, up through the completion of the Somnigroup transaction.

•

If you are a current participant, your existing 2026 deferral elections will remain in effect for 2026. If the transaction does not close prior to 2027, you will be eligible to make a deferral election with respect to the 2027 calendar year under the Deferred Compensation Plan.

•

Once the transaction is final and if you deferred into stock units, the value of your LEG stock unit account will be converted into a fixed dollar amount based on the average closing price of Leggett shares for the five trading days immediately prior to the closing date. That amount will be deemed reinvested in one or more diversified cash investment options determined by Somnigroup. You will have an opportunity to provide directions on the deemed reinvestment of your LEG stock unit account prior to the closing of the transaction.

•

If you hold a Leggett stock option granted pursuant to the Deferred Compensation Plan, your option will be assumed and converted into a Somnigroup option, with the same terms and conditions of your original option. The Somnigroup option will represent the right to receive a number of Somnigroup shares equal to the Leggett shares subject to your original option, multiplied by the exchange ratio and have an exercise price per share equal to the exercise price per share of the original option, divided by the exchange ratio.

•	Any deferrals into cash accounts will remain unchanged at this time.

•	Your existing Deferred Compensation distribution election(s) will remain in place.

•	It’s important to remember that until the transaction is completed, the Deferred Compensation Plan will continue to operate as normal.

Please reach out to [insert email] with any additional questions regarding the Deferred Compensation Plan.

Forward-Looking Statements

This communication contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control, and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.

Participants in Solicitation

Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors — Executive Officers,” “Proposal No. 1 — Election of Directors — Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information — Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the section entitled “Supplemental Information: Information about our Executive Officers,” and “Directors, Executive Officers and Corporate Governance,” and in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters — Director Compensation,” “Proposals to be Voted On at the Annual Meeting — Proposal One: Election of Directors,” “Executive Compensation and Related Matters — Compensation Discussion & Analysis” and “Security Ownership — Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Leggett & Platt, Incorporated made available the following letter on April 14, 2026, to its automotive sector employees in connection with the announcement of Leggett & Platt’s agreement to be acquired by Somnigroup.

Subject: Momentum Continues: LPA View Re. Somnigroup Agreement

Global LPA Team,

I want to personally acknowledge the questions many of you shared following yesterday’s announcement that L&P has entered into an agreement with Somnigroup International.

As you read yesterday, this transaction is expected to create a stronger combined company that supports our employees, reinforces the long-term health of our business, and delivers sustainable value.

For LPA, I want to reinforce two points.

1.	It is business as usual. Our Go-to-Growth Plan, strategic priorities, customer commitments, hiring, and engagement efforts remain unchanged, and we continue moving forward with focus.

2.	LPA’s capabilities remain an important part of L&P’s overall value within a diversified portfolio, and that remains true in this next chapter.

In addition to internal communications, you may have seen media coverage highlighting Somnigroup’s focus on diversification. Their CEO, Scott Thompson, explicitly recognized the role L&P plays beyond a single bedding sector, including automotive.

As reported in The Wall Street Journal, he said, “We like having some diversified revenues. It makes us stronger as an overall platform and not just reliant [on] one sector.”

That perspective reinforces our confidence in the strength and relevance of our LPA business and in the work you do every day.

Karl mentioned yesterday that this agreement is one step in a longer process and L&P is committed to communicating openly and transparently as this process unfolds.

So as we move forward, it’s important that we maintain our momentum in executing our Go-to-Growth Plan, stay grounded in facts, and avoid speculation. If you have a question or concern, please reach out to your manager or HR so we can provide clarity wherever possible.

This is where our culture matters most. Let’s continue to DRIVE. EMPOWER. GROW. through this process and the exciting opportunities ahead!

Marinela Cirstea

President

Forward-Looking Statements

This communication contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control, and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/ prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.

Participants in Solicitation

Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors — Executive Officers,” “Proposal No. 1 — Election of Directors — Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information — Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the section entitled “Supplemental Information: Information about our Executive Officers,” and “Directors, Executive Officers and Corporate Governance,” and in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters — Director Compensation,” “Proposals to be Voted On at the Annual Meeting — Proposal One: Election of Directors,” “Executive Compensation and Related Matters — Compensation Discussion & Analysis” and “Security Ownership — Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.